UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               SYNERGY BRANDS INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   87159E-10-5
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                                 (CUSIP Number)


                         Sinclair Broadcast Group, Inc.
                              10706 Beaver Dam Road
                          Cockeysville, Maryland 21030
                                 (410) 568-1500
                               c/o David D. Smith
                      President and Chief Executive Officer

                                 With copies to:

                           Roger J. Patterson, Esquire
                           Wilmer, Cutler & Pickering
                               2445 M Street, N.W.
                             Washington, D.C. 20037
                                 (202) 663-6000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 1, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), (f) or (g), check the following box:

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


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

                                  SCHEDULE 13D

________________________________________________________________________________
CUSIP No.  87159E-10-5
________________________________________________________________________________


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Sinclair Broadcast Group, Inc.
     52-1494660
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS (See Instructions)

     CO
________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland
________________________________________________________________________________
  NUMBER OF                7    SOLE VOTING POWER
   SHARES
BENEFICIALLY                    3,200,000
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH
________________________________________________________________________________
                           8    SHARED VOTING POWER

                                0
________________________________________________________________________________
                           9    SOLE DISPOSITIVE POWER

                                3,200,000
________________________________________________________________________________
                           10   SHARED DISPOSITIVE POWER

                                0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,200,000
________________________________________________________________________________
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                 [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
________________________________________________________________________________


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


     This Schedule 13D (Amendment No. 1) is filed on behalf of Sinclair Broadcast Group, Inc. to disclose changes in beneficial ownership of shares.

ITEM 1.  SECURITY AND ISSUER.

         No change.

ITEM 2.  IDENTITY AND BACKGROUND.

         No change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As of December 1, 2000, Sinclair entered into a Modification Agreement by and among Sinclair, Synergy Brands Inc. and BeautyBuys.com Inc. pursuant to which Sinclair transferred to Synergy Brands 900,000 shares of Class B common stock of BeautyBuys in exchange for Synergy Brands' issuance to Sinclair of 500,000 shares of common stock of Synergy Brands and options to acquire 500,000 additional shares of common stock of Synergy Brands. The options were fully vested upon grant and are exercisable at a price of seventy cents per share for ten years from the grant.

         In addition, the parties agreed to reduce from $50 million to $12 million (of which $7 million in commercial advertising time is currently remaining) the amount of unused commercial advertising inventory promised to BeautyBuys under the terms and conditions of the Stock Purchase Agreement and Option Agreement, each dated as of November 23, 1999, between Sinclair and BeautyBuys. Sinclair was relieved of its obligation to provide $30 million worth of the unused commercial advertising inventory upon terminating its option to purchase 8.1 million shares of BeautyBuys Class B common stock. BeautyBuys relieved Sinclair of its obligation to provide $8 million worth of the unused commercial advertising inventory in exchange for Sinclair allowing BeautyBuys to assign the remaining $7 million worth of commercial advertising time.

ITEM 4.  PURPOSE OF TRANSACTION.

         Sinclair intends to eliminate its equity ownership in BeautyBuys while increasing its equity ownership in Synergy Brands as part of its strategic investment arrangement. Other than as set forth above, the prior disclosure is unchanged.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) According to Synergy Brands' most recent quarterly report on Form 10-Q, Synergy Brands had 15,658,635 shares of common stock issued and outstanding on September 30, 2000 and, upon the issuance of the 500,000 shares of common stock of Synergy Brands to Sinclair pursuant to the Modification Agreement, Synergy Brands will have 16,158,635 shares of common stock issued and outstanding. Sinclair's direct and beneficial ownership of 2,700,000 shares of common stock of Synergy Brands, together with Sinclair's beneficial ownership of options to acquire 500,000 additional shares of common stock of Synergy Brands, represents approximately 19.8 percent of the issued and outstanding common stock of Synergy Brands.

         (b) Sinclair has sole power to vote or direct the vote, and sole power to dispose or direct the disposition, of 3,200,000 shares of common stock of Synergy Brands.

         (c) Other than as reported in Item 3 above, Sinclair has not effected any transactions in the common stock of Synergy Brands during the sixty days preceding the date of this Schedule 13D.

         (d)  Not applicable.

         (e) Not applicable. However, Sinclair intends to assign and transfer its entire interest in its shares of common stock of Synergy Brands in order to capitalize its wholly-owned subsidiary, Sinclair Ventures, Inc.


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


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As discussed in Item 5(e) above, Sinclair intends to assign and transfer its entire interest in its shares of common stock of Synergy Brands in order to capitalize its wholly-owned subsidiary, Sinclair Ventures, Inc. See
Item 3 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (1) Modification Agreement, dated as of December 1, 2000, by and among Sinclair Broadcast Group, Inc., Synergy Brands Inc. and BeautyBuys.com Inc.

         (2)  Exhibit  1,  Demand  Registration  Rights,  to  the   Modification
Agreement, dated as of December 1, 2000, by and among Sinclair Broadcast Group, Inc., Synergy Brands Inc. and BeautyBuys.com Inc.


                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this amendment is true, complete and correct.

Dated:   December 21, 2000
         Cockeysville, Maryland               SINCLAIR BROADCAST GROUP, INC.




                                              By: /s/ Patrick J. Talamantes
                                                  ------------------------------
                                              Patrick J. Talamantes
                                              Chief Financial Officer






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